NETCAPITAL INC.

1 Lincoln Street

Boston, MA 02111

April 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Bonnie Baynes
Rolf Sundwall Eric Envall Sandra Hunter Berkheimer

Re:	Netcapital Inc.
Form 10-K for the fiscal year ended April 30, 2023
File No. 001-41443

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Netcapital Inc., a Utah corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 29, 2024 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended April 30, 2023 (the “Form 10-K”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Form 10-K for the fiscal year ended April 30, 2023 filed July 26, 2023

General

1. Please provide a detailed legal analysis as to whether you and any of your subsidiaries meet the definition of an “investment company” under Sections 3(a)(1)(A) and 3(a)(1)(C) of the Investment Company Act of 1940. Your analysis should include all facts upon which your determination is based. Please also advise as to the percentage of the Company’s consolidated assets that consist of investment securities as of year-end April 30, 2023 and the most recent fiscal quarter-end. Please note that we may refer your response to the Division of Investment Management for further review.

Response: As described in the more detailed legal analysis set forth below, the Company respectfully submits that neither the Company nor its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) or Section 3(a)(1)(C) of the Investment Company Act of 1940, as amended (“1940 Act”).

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer “which is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” The Company and its subsidiaries do not hold themselves out as being engaged (or proposing to engage) primarily in investing, reinvesting, or trading in securities. The Company is primarily engaged in the business of operating a funding portal and consulting business and Company management spends the vast majority of its time and attention on the core operating businesses of the Company; monitoring the investment securities is only an ancillary activity.

The Form 10-K and the Company’s Form S-1 filed on December 15, 2023 both include disclosures that the Company is not an investment company under the 1940 Act and that, if the Company was required to register as an investment company, the Company could not practically continue to operate its business. The Company’s disclosures indicate that the Company is a fintech company that has three operating subsidiaries that operate a funding portal, provide marketing and strategic consulting services and provide corporate valuation services.

The Company does hold securities of certain of its customers. Other than with respect to one investment into an affiliate, the Company has not invested into any investment securities other than as a result of receipt of securities from customers as payment for consulting and other services provided to such customers. Other than liquidating such securities for cash, the Company does not trade in securities by buying securities for cash or by selling securities and reinvesting that capital into different investment securities. The Company believes that being open to receiving in-kind securities as payment for services expands the market for its core services to additional customers that may not otherwise be able to pay cash for such services.

While for certain periods the majority of the Company’s revenue may come from unrealized changes in value of the investment securities, the Company believes that such proportion of revenue is not indicative of the core focus of the Company on its operating businesses. As the securities held by the Company are generally illiquid private securities, the value of a security can fluctuate within a wide range of values which can, given the overall revenue level of the Company, cause large swings in the consolidated revenue of the Company relative to the operating revenue of the Company.

As reported in the Company’s 10-K for the fiscal year ended April 30, 2023, and the Form 10-Q for the fiscal quarter ended January 31, 2024, the percentage of the Company’s consolidated assets (including cash, cash equivalents and government securities) that consisted of investment securities as of year-end (April 30, 2023) and the most recent fiscal quarter end (January 31, 2024) based on the consolidated balance sheet were 55.5% and 50.0%, respectively. The Company believes that the percentage of assets calculated on a consolidated basis is not a representative measure of the true proportion of the total value of the Company held in investment securities because a significant portion of the value of the Company is in its operating subsidiaries and is built into assets (such as number of portal users and value per user) that are not reflected on a consolidated balance sheet. As the Company is primarily engaged in operating a funding portal and consulting activities, the Company respectfully submits that it is not primarily engaged in investing, reinvesting or trading in securities and is not an “investment company” under Section 3(a)(1)(A).

Section 3(a)(1)(C) of the Investment Company Act of 1940 defines an “investment company” as any issuer that “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis.”

Section 3(a)(1)(C) is calculated at each entity level on an unconsolidated basis. Each of NetCapital Systems LLC, NetCapital Funding Portal Inc., and MSG Development Corp. did not hold any investment securities on their respective non-consolidated balance sheets as of April 30, 2023 and as of January 31, 2024 so each had 0% of its total assets (exclusive of Government securities and cash items) in investment securities. NetCapital Advisors, Inc. held only 1 investment security on its balance sheet as of April 30, 2023 and as of January 31, 2024 and the value of its investment security was 32.7% and 26.5%, respectively, of its total assets (exclusive of Government securities and cash items) as of such dates. While certain of the subsidiaries are contractually entitled to receive securities from customers as payment for services, the subsidiaries direct those securities to the Company and such securities are held on the non-consolidated balance sheet of the Company. Therefore, the Company respectfully submits that none of the Company’s subsidiaries are investment companies under Section 3(a)(1)(C).

With respect to the Company itself on an unconsolidated basis, (i) its equity interests in its wholly-owned subsidiaries do not qualify as investment securities because the subsidiaries are wholly-owned and the subsidiaries are not themselves investment companies or relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act and (ii) the value of such equity interests in its subsidiaries is included in the calculation of the total assets of the Company for purposes of Section 3(a)(1)(C). The value of the Company’s equity interests in NetCapital Funding Portal Inc., MSG Development Corp. and NetCapital Advisors, Inc. was approved by the board of directors to be $76,784,978, $10,554,412 and $11,562,036, respectively as of April 30, 2023 and $82,432,788, $12,625,218 and $9,120,000, respectively as of January 31, 2024. The valuation methodology for the Company’s interests in its subsidiaries was approved by the board of directors and the methodology uses the same valuation tool that the Company uses to determine the valuation of its issuer customers that plan to conduct an offering using the Company’s services. Using the foregoing valuations for its subsidiaries, the value of the Company’s investment securities as of April 30, 2023 and as of January 31, 2024 was 18.7% and 16.9% of its total assets (exclusive of Government securities and cash items), respectively. Therefore, the Company respectfully submits that it is not an investment company under Section 3(a)(1)(C).

Item 1. Business
Development of Business, page 6

2. We note your disclosure on page 6 of your three operating subsidiaries and each entity through which you provide these services. We also note your disclosure of significant revenues for two of these subsidiaries. Please tell us, and revise future filings to disclose as necessary, the following:

●	Tell us whether each of the entities/operating subsidiaries you identify represent an operating segment pursuant to ASC 280-10-50-1 through 50-9.

●	Revise to disclose your operating segments and your reportable segments as well as the general information required by ASC 280-10-50-21.

●	To the extent you aggregate operating segments into one or more reportable segments, please explain how the operating segments meet the aggregation criteria in ASC 280-10-50-11.

Response: In light of our ongoing efforts to align with the Financial Accounting Standards Board’s Accounting Standards Codification (ASC) 280, Segment Reporting, and after thorough review of our company’s operational structure and management processes, we continue to determine that our operations constitute a single operating segment. This determination is based on the integrated nature of our ecosystem in the fintech space, and the centralized decision-making process led by our Chief Operating Decision Maker (“CODM”), who is our Chief Executive Officer. The rationale behind considering our entire operation as one business segment for reporting purposes under ASC 280 is as follows:

1.	Centralized Decision-Making: All strategic and resource allocation decisions are made by our CODM across all subsidiaries and entities within the company. This centralized approach to decision-making ensures that our operations are highly integrated and managed as a singular strategic unit. The performance of the business is managed and reviewed for the consolidated company as a whole.

2.	Integrated Operational Ecosystem: Our subsidiaries and entities operate within a unified fintech ecosystem, sharing resources, technology, and objectives. This integration goes beyond mere collaboration, representing a singular operational framework focused on delivering cohesive fintech solutions.

3.	Uniform Review Process: The performance of all entities and subsidiaries is reviewed as a whole by our CODM, without discrete financial segments being evaluated separately. This holistic review process is indicative of a unified operational strategy rather than segmented business units.

4.	Consistent with Industry Peers: Our operational structure and the rationale for considering it as a single segment are consistent with practices observed in peers within the fintech space, including major players such as Affirm Holdings, Inc and PayPal Holdings, Inc. These companies have integrated operations that are managed and reported as a single segment.

5.	ASC 280 Compliance: According to ASC 280-10-50-1 through 50-9, an operating segment is a component of an enterprise for which separate financial information is available and is reviewed regularly by our CODM. Given our integrated operational model and centralized review process, our entire operation is aligned with the spirit of ASC 280’s definition of an operating segment.

Considering the above points, we respectfully submit that our company operates as a single business segment within the meaning of ASC 280. This approach not only reflects our operational reality but also aligns with the standard’s requirements for segment reporting. We believe that this reporting structure provides meaningful and transparent financial information to our stakeholders, accurately reflecting our operational and financial performance.

Item 7. Management’s Discussion and Analysis of Financial Reporting and Results of Operations Results of Operations
Fiscal Year 2023 Compared to Fiscal Year 2022, page 31

3. We note your revenue disaggregation disclosures by service line nature on pages 32 and F-10. Please tell us, and revise future filing as necessary, the following:

●	We note the disclosure on page 6 of your three operating subsidiaries includes funding portal, consulting business and valuation business. We also note your game website revenue disclosed on pages 35 and F-10. Revise to clarify whether valuation business revenue and game website revenue are included in online or consulting services revenue, and quantify such amounts if material. Refer to ASC 606-10-50-5 and ASC 606-10-55-91.

●	We note your disclosure on page 35 that you recognize service revenue under ASC 606 from your consulting contracts and game website. Please reconcile this disclosure with the disclosure on page F-8 that also includes funding portal in the service revenue you recognize.

●	We note your revenue disclosures on pages 32 and F-8 regarding your “4.9% portal fee” and “listing fees”. Please reconcile these disclosures with those on pages 6 and 30 regarding your “4.9% success fees” and “engagement fees.”

●	Please revise your results of operations on page 31 to describe the underlying reasons for any material changes in quantitative and qualitative terms. Refer to Item 303(b) of Regulation S-K.

Response: With respect to the first bullet point above, our valuation business revenue is included in our consulting revenue and our game website revenue is reported separately. Specifically, our game website revenue amounted to $1,192 in fiscal 2023 and $1,155 in fiscal 2022. It is not a material component of our operations, and we described it as other revenue when breaking out the components of revenue on page 32 of Form 10-K. It was not significant enough to disclose on page 6 of Form 10-K, where we discussed the components of our business. We mentioned the game website because it is a subscription-based business that requires users to pay in advance. Consequently, on each balance sheet, there has been deferred revenue from the game website, which amounted to $661 as on April 30, 2023. We consider the valuation business a consulting activity and we include its revenues with consulting revenues. In fiscal 2023 and 2022, revenue generated from valuation consulting amounted to $249,800 and 250,100, respectively, and other consulting amounted to $204,520 and 253,133, respectively, for a total of $455,320 and $503,233, respectively. With regard to the disaggregation of revenues, the game website is part of the fees from online services and the valuation revenue is part of the consulting services revenue. We will revise future filings, as you have suggested.

Regarding the comment raised in the second bullet point above, we stated on page F-8 of Form 10-K that “The Company recognizes service revenue from its consulting contracts, funding portal and game website.” On page 35 we stated that “The Company recognizes service revenue from its consulting contracts and its game website.”

The wording in both instances should be the same, that “The Company recognizes service revenue from its consulting contracts, funding portal and game website.” These components of revenues were disclosed on page 32 in the MD&A.

April 30, 2023
Consulting services for equity securities	$7,105,000
Consulting revenue	455,320
Portal fees	418,513
Listing fees	513,960
Other revenue (Game website)	1,192
Total	$8,493,985

In response to the comment in the third bullet point above, the “4.9% portal fee” is the same fee as what we describe as the “4.9% success fees.” Also, the “listing fee” is the same fee as the “engagement fee.” We will revise future filings to refer to the 4.9% portal fee and a listing fee and will remove references to success fees and engagement fees to provide more clarity.

Regarding the comment in the fourth bullet point above regarding our disclosure for results of operations, we acknowledge additional disclosure is required to more fully describe the underlying reasons for any material changes in quantitative and qualitative terms in accordance with Item 303(b) of Regulation S-K.

Set forth below is proposed revised disclosure to the Form 10-K results of operations to provide additional qualitative disclosure describing the changes in revenues, consulting expenses and general and administrative expenses and our future filings will also include similar disclosure in accordance with Item 303(b) of Regulation S-K

Revenues

The aggregate increase of $3,013,150 in fees in fiscal 2023 occurred because we provided consulting services to 6 companies in fiscal 2023, as compared to 3 companies in fiscal 2022. We strive to provide more than $1 million worth of consulting services to these clients, and the average fee we received in fiscal 2023 and 2022 amounted to $1,184,167 and $1,125,000, respectively.

Costs of Revenues

The 23% decrease in our costs of revenues in fiscal 2023 is attributable to lower costs of sales from our consulting services provided by Netcapital Advisors as well as the lack of a non-recurring cost of sales for a consulting project incurred in fiscal 2022.

Consulting Expenses

The 34% decrease in consulting expenses in fiscal 2023 was primarily attributable to a decrease in overseas programmers as the need for programmers in the period decreased as upgrades were completed to our funding portal software.

General and Administrative Expenses

The 9% increase in general and administrative expenses in fiscal 2023 is attributable to increased legal and regulatory professional fees associated with the Company’s capital raising efforts during the period.

In addition, we would include a discussion of changes in each of consulting revenues, portal fees and engagement fees, both in quantity and a discussion of the reasons for the changes as set forth below in future filings:

“Consulting revenue consists of fees earned by two of our subsidiaries, Netcapital Advisors Inc. (“Advisors”) and MSG Development Corp. (“MSG”). Revenue generated by Advisors decreased by $47,613, or 19% to $205,520 in fiscal 2023 from $253,133 in fiscal 2022 and revenues generated by MSG decreased by $300, or less than 1% to $249,800 in fiscal 2023 from $250,100 in fiscal 2022. The decrease in consulting fees from Advisors in fiscal 2023 is the result of the increased effort and fees attributable to consulting services for equity securities in fiscal 2023.

Revenue from portal fees decreased by $788,444, or 65%, in fiscal 2023 to $418,813 in fiscal 2023, from $1,206,957 in fiscal 2022. Revenue from portal fees consists of a 4.9% fee of the total capital raised by an issuer plus fixed miscellaneous charges for administrative fees, such as a rolling close, or the filing of an amended offering statement. The decrease in portal fees is attributable to the decrease in the amount of capital raised on the Netcapital funding portal and a decrease in the number of issuers that completed an offering. In fiscal 2023 and 2022, the average amount raised in an offering on the Netcapital funding portal was $128,170 and $369,478, respectively. The total number of issuers on the Netcapital funding portal in fiscal 2023 and 2022 that successfully closed an offering was 50 and 64, respectively. A total of seven issuers raised more than $700,000 in fiscal 2022, whereas only 2 issuers raised more than $700,000 in fiscal 2023.

Revenue from engagement fees increased by $119,470, or 30%, to $513,960 in fiscal 2023 as compared to $394,490 in fiscal 2022. Engagement fees are typically $5,000 per issuer, and they are the first form of revenue earned by our funding portal when an issuer signs a contract with us to sell securities on the funding portal. After the engagement contract is signed, an issuer typically takes two months before it is ready to launch an offering. Most issuers remain on the funding portal, marketing their offering, for a period of six to nine months. The increase in engagement fees in fiscal 2023, indicates that we can expect an increase in portal fees in the first and second quarters of fiscal 2024, as compared to portal fees in the first and second quarters of fiscal 2023.”

Consolidated Balance Sheet, page F-3

4. We note your $625,799 of proceeds received from stock subscriptions during fiscal year 2022 and the related recognition of liabilities in your October 31, 2023, April 30, 2023 and April 30, 2022 balance sheets. As we requested in prior comment 2 of our comment letter dated September 20, 2021, please revise future filings to disclose your accounting policy related to stock subscriptions, including whether your investors have the right to cancel and have the consideration refunded.

Response: In instances where an investor has entered into a stock subscription agreement with the company and the subscriber has provided payment but has not yet completed all requirements for the issuance of stock, the company records a payable until the documentation required for a stock issuance has been completed. For example, if a subscriber does not provide a tax identification number or if a subscriber is a trust and does not provide the date the trust was formed, the transfer agent does not process a share issuance. Unprocessed share issuances are recorded as a stock subscription payable. Investors do not have the right to cancel a subscription and have the consideration refunded.

Set forth below is summary of our accounting policies related to stock subscriptions which will be included in future filings where we have stock subscriptions in the periods covered by the applicable report.

Summary of Accounting Policies—Stock Subscriptions

1.	Recognition of Stock Subscriptions Payable:

●	A stock subscription payable shall be recognized when the company receives payment from an investor under a stock subscription agreement, and the investor has yet to fulfill all conditions necessary for the issuance of stock, such as providing required information to the transfer agent.

2.	Classification:

●	Stock subscriptions payable shall be classified as a liability on the company’s balance sheet until the stock is issued or the subscription is otherwise settled. This reflects the company’s obligation to issue equity to the subscriber upon fulfillment of the remaining conditions.

3.	Measurement:

●	The liability shall be measured at the cash or fair value of other consideration received, in accordance with the terms of the subscription agreement.

4.	No Right to Cancel:

●	The subscribers do not have the right to cancel their subscription once payment is made, reinforcing the non-refundable nature of the subscription payment and the commitment to issue stock once all conditions are met.

5.	Information Requirements:

●	Subscribers must provide all necessary information as stipulated in the subscription agreement to complete the stock issuance. The finance department is responsible for communicating these requirements and ensuring compliance.

6.	Issuance of Stock:

●	Upon receipt of all required information from the subscriber, the stock subscriptions payable liability will be settled, and equity will be issued. The transaction shall be reflected in the equity section of the company’s balance sheet, and the stock subscriptions payable liability will be removed.

7.	Disclosure:

●	The company’s financial statements shall include disclosures regarding the nature and amount of stock subscriptions payable, the terms of subscription agreements, and any significant conditions precedent to the issuance of stock.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

Netcapital Inc.

By:	/s/ Martin Kay
Martin Kay, Chief Executive Officer

cc:	Richard Friedman, Esq.

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